                                     [LETTERHEAD]


August 29, 1997

The Board of Directors
Aviation Distributors Incorporated
1 Wrigley Drive
Irvine, California 92618



Dear Sirs:

As you are aware, in the course of performing limited inquiry and analytical procedures with respect to the 1997 unaudited interim financial information of Aviation Distributors Incorporated (the Company), we were made aware of certain matters requiring further investigation. Accordingly since July 28, 1997, we have been conducting an investigation into alleged financial reporting irregularities at the Company with respect to the Company's financial statements for its 1996 calendar year and for subsequent unaudited interim periods.

As a result of this investigation we now believe:

1. that the Company prepared false sales invoices and provided them to Far East National Bank in order to obtain financing.

2. that the Company prepared false documents and provided those documents to us to support the collectibility of accounts receivable balances.

3. that the Company prepared false documents which resulted in the inappropriate recording of sales at December 31, 1996 on orders that had not been shipped as of that date.

Our investigation has caused us to believe that the foregoing matters have a material impact on the December 31, 1996 financial statements of the Company. In addition, we believe that the foregoing matters have occurred with the knowledge and involvement of the highest levels of management in the Company. Accordingly, we are unwilling to continue to rely on management's representation in connection with our audits of the Company's financial statements. Further, the limited extent of the investigation that we have performed, the apparent management override of the system of internal controls and the apparent collusion among Company management and personnel that impaired the system of internal controls, results in a risk that there may be other matters which could materially affect the Company's financial statements in addition to those identified in this letter.

This letter is to inform you that, as a consequence of these matters, Arthur Andersen LLP - withdraws its reports dated May 30, 1995, April 17, 1996 and February 12, 1997 on the Company's December 31, 1994, 1995 and 1996 financial statements, respectively, and its report dated August 9, 1996 on the Company's June 30, 1996 financial statements, effective

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The Board of Directors
Aviation Distributors Incorporated
Page 2
August 29, 1997



immediately. Reliance should not be placed on our reports referred to above or on any of the related financial statements. The Company should look to its responsibilities to others who may place reliance on its annual and interim financial statements.

This letter will also serve to inform you that Arthur Andersen LLP hereby resigns, effective as of the date of this letter, as the independent public accountant for the Company. Accordingly, you should consult with your counsel as to your obligation to disclose our decision to resign to the SEC through a prompt Form 8-K filing.

By receipt of this letter, we further advise you that we believe that the foregoing circumstances trigger a possible reporting obligation for Arthur Andersen LLP under Section 10(A)(b)(2) of the Securities Exchange Act of 1934 as amended by Title III of the U.S. Private Securities Litigation Reform Act of 1995. Accordingly, we ask that the Board inform us by no later than September 4, 1997 concerning what timely remedial actions which the Board is taking concerning these matters.

Very truly yours,

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP